Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following description sets forth certain material terms and provisions of our common units, which are registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following description of our common units is not complete and is qualified in its entirety by reference to, our certificate of limited partnership and our partnership agreement, which are filed as exhibits to our Annual Report on Form 10-K. References to “our partnership,” “we,” “our,” “us” or like terms refer to USD Partners LP and its consolidated subsidiaries, unless otherwise specified. References to “our general partner” refer to USD Partners GP LLC, our general partner. References to “USDG” refer to USD Group LLC, the direct owner of our general partner. References to “USD” refer to US Development Group, LLC, the indirect owner of our general partner. References to “Energy Capital Partners” refer to Energy Capital Partners III, LP and its parallel and co-investment funds and related investment vehicles, which are a direct owner of USD. When we refer to “you,” we mean the holders of the applicable series of securities.
Common Units
The common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. Our common units are listed on the New York Stock Exchange, or NYSE, under the symbol “USDP.”
Cash Distribution Policy
General
Our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, but our partnership agreement does not require us to pay distributions at any time or in any amount. Pursuant to our cash distribution policy adopted by the board of directors of our general partner, within 60 days after the end of each quarter, we intend to make a minimum quarterly distribution of $0.2875 per unit, or $1.15 on an annualized basis, on all of our units to the extent we have sufficient available cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to make cash distributions at the minimum quarterly distribution rate is subject to the factors described below under “—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”
Definition of Available Cash
Available cash generally means, for any quarter, all cash on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including cash reserves for our future capital expenditures and anticipated future debt service requirements subsequent to that quarter);

•	comply with applicable law, any of our debt instruments or other agreements; or

•
provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•
plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy
There is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal or contractual obligation to do so. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis. Our current cash distribution policy is subject to certain restrictions, including those under our debt agreements, as well as the discretion of our general partner and the approval of members of our general partner’s board of directors that are appointed by Energy Capital Partners, which may change our cash distribution policy at any time from time to time without a vote from unitholders. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.
To the extent that our general partner determines not to distribute the full minimum quarterly distribution with respect to any quarter while any subordinated units are outstanding, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units.
Distributions from Operating Surplus and Capital Surplus
General
Any distributions we make will be characterized as made from “operating surplus” or “capital surplus.” Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights.
Operating Surplus
We define operating surplus as:

•	$18.5 million (as described below); plus

•
all of our cash receipts after the closing of our initial public offering (IPO), excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•
cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in our IPO, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•
cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in our IPO, to pay interest and related fees on debt incurred, or to pay distributions on equity issued, to finance the expansion capital expenditures referred to in the prior bullet; less

•	all of our operating expenditures (as defined below) after the closing of our IPO; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on disposition of an investment capital expenditure.
The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.
We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of an interest rate hedge contract or commodity hedge contract will be amortized over the life of such interest rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to our partners; or

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans);
Capital Surplus
Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•
sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets.

Characterization of Cash Distributions
Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of our IPO equals the operating surplus from the closing of our IPO through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus.
Capital Expenditures
Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed.
Maintenance capital expenditures are cash expenditures made to maintain, over the long term, our operating capacity, operating income or our asset base.
Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.
Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.
General Partner Interest and Incentive Distribution Rights
Our general partner currently owns general partner units representing a general partner interest in us, as well as all of our incentive distribution rights. Our partnership agreement provides that our general partner initially was entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled from such 2.0% interest, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. Our general partner may instead fund its capital contribution by the contribution to us of common units or other property.
Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights at any time.
The following discussion assumes that our general partner maintained its 2.0% general partner interest, and that our general partner continues to own the incentive distribution rights.
If for any quarter:

•	we have distributed cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we eliminate any cumulative arrearages in payment of the minimum quarterly distribution;
then, we will make additional distributions from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.330625 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $0.359375 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $0.431250 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.
Subordinated Units and Subordination Period
General
Our partnership agreement provides that, while any subordinated units remain outstanding, the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.2875 per unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus (with respect to the common units) any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus (with respect to the common units) any arrearages on the common units from prior quarters. Furthermore, no arrearages will be paid on the subordinated units.
The subordinated units will convert into common units on a one-for-one basis in separate, sequential tranches as described below. Each tranche will be comprised of 20.0% of the subordinated units outstanding immediately following our IPO. The first tranche of 2,092,709 subordinated units converted into common units in February 2016. Additional tranches may convert on any business day following the distribution of Available Cash occurring on or after January 1, 2016 (but not more frequently than once in any twelve-month period), provided that on such date the following conditions are satisfied:

•
distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $1.15 per unit (the annualized minimum quarterly distribution) for the four quarter period immediately preceding that date;

•
the adjusted operating surplus generated during the four quarter period immediately preceding that date equaled or exceeded the sum of $1.15 per unit (the annualized minimum quarterly distribution) on all of the common units, subordinated units and general partner units outstanding during that period on a fully diluted basis; and

•	there are no arrearages in the payment of the minimum quarterly distribution on the common units.
For each successive tranche, the four quarter period specified in the first and second bullet above must commence after the four quarter period applicable to any prior tranche of subordinated units.

Conversion upon Removal of the General Partner
In addition, if the unitholders remove our general partner other than for cause:

•
the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner;

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.
Adjusted Operating Surplus
Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet of the definition of operating surplus); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•
any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods.

Distributions from Operating Surplus While Any Subordinated Units are Outstanding
If we make a distribution of cash from operating surplus for any quarter while any subordinated units remain outstanding, our partnership agreement requires we make the distribution in the following manner (assumes our general partner maintained a 2% general partner interest in us):

•	first, 98.0% to the common unitholders, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•
second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

•
third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

Distributions from Operating Surplus After All Subordinated Units have Converted into Common Units
If we make a distribution from operating surplus for any quarter after all subordinated units have converted into common units, our partnership agreement requires that we make the distribution in the following manner (assumes our general partner maintained a 2% general partner interest in us):

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.
Percentage Allocations from Operating Surplus
The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The formula for distributing available cash as set forth in our partnership agreement is as follows (assumes our general partner maintained a 2% general partner interest in us):

Distribution Targets	Portion of Quarterly Distribution Per Unit	Percentage Distributed to Limited Partners	Percentage Distributed to General Partner (including IDRs)
Minimum Quarterly Distribution	Up to $0.2875	98%	2%
First Target Distribution	> $0.2875 to $0.330625	98%	2%
Second Target Distribution	> $0.330625 to $0.359375	85%	15%
Third Target Distribution	> $0.359375 to $0.431250	75%	25%
Thereafter	Amounts above $0.431250	50%	50%
General Partner’s Right to Reset Incentive Distribution Levels
Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and after we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for the prior four consecutive fiscal quarters. The reset target distribution levels will be higher than the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as further described in our Partnership Agreement
Distributions from Capital Surplus
How Distributions from Capital Surplus will be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner (assumes our general partner maintained a 2% general partner interest in us):

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below;

•
second, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

•	thereafter, as if they were from operating surplus.
Effect of a Distribution from Capital Surplus
Our partnership agreement treats a distribution of capital surplus as the repayment of the initial value contributed by unitholders for their units, which we refer to as the “initial unit price” for each unit, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in relation to the fair market value of the common units prior to the announcement of the distribution. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and the target distribution levels to zero, all future distributions will be made such that (assuming our general partner maintained a 2% general partner interest in us) 50.0% is paid to all unitholders, pro rata, 2.0% is paid to our general partner and 48.0% is paid to the holder of our incentive distribution rights.

Distributions of Cash Upon Liquidation
If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
Voting Rights
The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•
while any subordinated units remain outstanding, the approval of a majority of the common units, excluding those common units held by USDG and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after all subordinated units have been converted into common units, the approval of a majority of the common units, voting as a single class.
In voting their common and subordinated units, USDG and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.
Holders of incentive distribution rights may be entitled to vote in certain circumstances as may be expressly provided in our partnership agreement.

Issuance of additional units	No approval right.
Amendment of the partnership agreement
Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”
For so long as Energy Capital Partners is able to appoint more than one member to USD’s board of directors, Energy Capital Partners must approve any amendment to our partnership agreement. Please read “—Special Approval Rights of Energy Capital Partners.”

Modification of cash distribution policy	No approval right.
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”
Dissolution of our partnership	Unit majority. Please read “—Dissolution.”
Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”
Withdrawal of the general partner
Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to September 30, 2024 in a manner that would cause a dissolution of our partnership.

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates.
Transfer of the general partner interest	Our general partner may transfer any or all of its general partner interest to an affiliate of another person without a vote of our unitholders.
Transfer of incentive distribution rights	Our general partner may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders.
Reset of incentive distribution levels	No approval right.
Transfer of ownership interests in our general partner	No approval right.

Capital Contributions
Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”
Limited Liability
Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. The Delaware Act generally provides that a limited partner does not participate in the control of the business within the meaning of the Delaware Act by virtue of possessing or exercising the right or power to admit, remove or retain the general partner, amend the partnership agreement or certificate of limited partnership, or cause the taking or refraining from taking of any action with respect to such other matters as are stated in the partnership agreement. However, if a court were to determine that the right, or exercise of the right, by the limited partners as a group to take any action under the partnership agreement constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.
Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.
Issuance of Additional Securities
Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders. The issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.
In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our current or future subsidiaries from issuing equity interests, which may effectively rank senior to the common units. The common unitholders do not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.
Amendment of Our Partnership Agreement
General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.
For so long as Energy Capital Partners is able to appoint more than one member to USD’s board of directors, Energy Capital Partners must approve any amendment to our partnership agreement. Please read “—Special Approval Rights of Energy Capital Partners.”
Prohibited Amendments
No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•
enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the limited partner interests, voting as a single class (including units owned by our general partner and its affiliates).
Unitholder Approval
Our general partner may make specified amendments to our partnership agreement, without the approval of any limited partner, as described in our Partnership Agreement. Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that would reduce the voting percentage required to take any action other than to remove our general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90.0% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.
Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner and Energy Capital Partners. However, neither our general partner nor Energy Capital Partners will have any duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.
In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20.0% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.
If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.
Special Approval Rights of Energy Capital Partners
For so long as Energy Capital Partners is able to appoint more than one member to USD’s board of directors, USD will not, and will not permit its subsidiaries, including us and our general partner, to take or agree to take any of the following actions (or take or agree to take any action that is reasonably likely to require or result in any of the following actions) without the affirmative vote of Energy Capital Partners (or, with respect to distributions by us or our subsidiaries, the members of our general partner’s board of directors appointed by Energy Capital Partners):

•
any sale of USD, any subsidiary of USD, including us, or any of their assets (other than asset sales in the ordinary course of business), including by way of merger, consolidation, public offering or otherwise, other than to USD or a wholly owned subsidiary of USD;

•
any capital contribution or issuance of or redemption of securities of USD or any subsidiary of USD, including us, (B) any issuance of profits interests in USD, (C) any distributions, except distributions by us and our subsidiaries (which distributions shall be subject to the affirmative vote of the members of our general partner’s board of directors appointed by Energy Capital Partners), (D) any incurrence or refinancing of indebtedness (whether directly, through a guaranty or otherwise) outside of the ordinary course of business, other than any incurrence or refinancing of

•
indebtedness by us or our subsidiaries (which incurrences and refinancings shall be subject to the affirmative vote of the members of our general partner’s board of directors appointed by Energy Capital Partners), (E) any acquisition of securities of any other entity in excess of the lesser of the consolidated earnings before interest, taxes, depreciation and amortization of USD Group or $50 million or (F) any making of any loan or advance to any entity other than a wholly owned subsidiary of USD;

•
the approval, modification or revocation of any budget or a material deviation from or a material expenditure not part of any such budget (including any material change with respect to the nature of any budgeted capital expenditure), other than the approval, modification or revocation of any budget related to us or our subsidiaries (which approvals, modifications or revocations shall be subject to the affirmative vote of the members of our general partner’s board of directors appointed by Energy Capital Partners);

•
amending the organizational documents of USD in a manner adverse to the holders of the common membership interests of USD, (B) amending the organizational documents of any subsidiary of USD, including us, (C) expanding the purpose of any of USD or any of its subsidiaries, including us, (D) causing or taking any action with the purpose or effect of causing the bankruptcy, liquidation, dissolution or winding up of USD or any of its subsidiaries, (E) making any material change to USD or any its subsidiaries’ federal tax treatment, (F) entering into or amending any transaction with any member of USD or their affiliates or (G) creating or materially amending any employee incentive plan; or Energy Capital Partners’ Right to Sell USD or Its Interests in USD; or

•
the determination of significant regulatory issues or litigation, including any decision to initiate, forego or settle any material litigation or arbitration, or the entering into discussions, or negotiations, with any governmental authority in connection with any investigation or proceedings, or any material inquiry.

Dissolution
We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•
the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•
neither we nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Limited Call Right
If at any time USDG and its controlled affiliates own more than 80.0% of the then-issued and outstanding limited partner interests of any class, USDG will have the right, which it may assign in whole or in part to any of its affiliates or beneficial owners or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ notice.
The purchase price in the event of this purchase is the greater of:

•
the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 consecutive trading days preceding the date that is three days before the date the notice is mailed.
Non-Taxpaying Holders; Redemption
To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•
permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption
If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•
permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting
Except as described below regarding a person or group owning 20.0% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.
Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20.0% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.
Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20.0% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.
Transfer of Common Units
By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

•	represents and warrants that the transferee has the right, power, authority and capacity to enter into our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement.
Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.
We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
Common units are securities and transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.
Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.
Transfer Agent and Registrar
Computershare Trust Company, N.A. serves as the registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.
Unless our general partner determines otherwise in respect of some or all of any classes of our partnership interests, our partnership interests are evidenced by book entry notation on our partnership register and not by physical certificates.
There is no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.